13G

CUSIP No. 18451C 10 9	Page 8 of 8 Pages
EXHIBIT 1
AGREEMENT OF JOINT FILING
     This will confirm the agreement by and among all the undersigned that the Schedule 13G filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of the Class A common stock, $0.01 par value per share, of Clear Channel Outdoor Holdings, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1). This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

December 7, 2005	Clear Channel Holdings, Inc.
	By:	/s/ Mark P. Mays
		Name:	Mark P. Mays
		Title:	Chief Executive Officer

Clear Channel Communications, Inc.
	By:	/s/ Mark P. Mays
		Name:	Mark P. Mays
		Title:	Chief Executive Officer